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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 34543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/1/03___ AND ENDING ___6/30/04___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAKE CHARGE FINANCIAL Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

315 UNIVERSITY AVENUE
                                        (No. and Street)
LOS GATOS   CA   95030
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN PERRY   (408) 399-6600
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPA's & FINANCIAL ADVISORS

(Name – *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010   SAN JOSE CA 95113
(Address)   (City)   (State)   (Zip Code)

PROCESSED

DEC 10 2004

THOMSON
FINANCIAL

NOV 17 2004
152

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)





CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of **Perry Investments, Inc. dba Take Charge Financial!** as of June 30, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Investments, Inc. dba Take Charge Financial! as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

San Jose, California
September 24, 2004

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

Assets

Cash and cash equivalents	$	1,294
Commissions receivable		26,251
Other receivables		7,903
Investment escrow account		50,000
Furniture, equipment and vehicles, net of accumulated depreciation of $100,336		20,240
Other assets		2,500
Deferred income taxes, net of valuation allowance of $6,621		11,770
Total assets	$	119,958

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	13,300
Advances from shareholder		8,349
Income taxes payable		2,400
Total liabilities		24,049
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized;		
100 shares issued and outstanding		100
Paid-in capital		236,755
Accumulated deficit		(140,946)
Total stockholder's equity		95,909
Total liabilities and stockholder's equity	$	119,958

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF INCOME
For The Year Ended June 30, 2004

Revenues:		
Commissions and advisory fees	$	195,735
Investment income, including dividends and interest		1,180
Realized gains on investments		51,487
Total revenues		248,402
Expenses:		
Auto expense		10,327
Building expenses		1,224
Commissions		56,158
Computer		4,046
Contributions		2,606
Depreciation		4,817
Insurance		1,212
Legal and accounting		5,600
Licenses and other taxes		4,981
Miscellaneous		3,365
Office expenses and supplies		1,681
Outside services		22,310
Penalties		8,500
Printing and advertising		1,272
Rent		46,619
Travel and entertainment		26,699
Utilities and telephone		9,257
Total expenses		210,674
Income before provision for income taxes		37,728
Benefit from income taxes		(3,179)
Net income	$	40,907

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2004

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, beginning of year	$ 100	$ 236,755	$ (181,853)	$ 55,002
Net income	-	-	40,907	40,907
Balances, end of year	$ 100	$ 236,755	$ (140,946)	$ 95,909


PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2004


Cash flows from operating activities:	
Net income	$ 40,907
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	4,817
Deferred income taxes	(3,979)
Decrease (increase) in assets:	
Commissions receivable	(24,508)
Other receivables	(7,903)
Other assets	1,875
Increase (decrease) in liabilities:	
Accounts payable	(4,181)
Income taxes payable	800
Net cash provided by operating activities	7,828
Cash flows from investing activities:	
Purchase of fixed assets	(15,440)
Net cash used by investing activities	(15,440)
Cash flows from financing activities:	
Advances from shareholder	8,349
Net cash provided by financing activities	8,349
Net increase in cash and cash equivalents	737
Cash and cash equivalents:	
Beginning of year	557
End of year	$ 1,294

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Perry Investments, Inc. dba Take Charge Financial! (the Company) was incorporated in Pennsylvania in 1986. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells wrap investments and investment advice to a wide range of individuals in San Francisco, Walnut Creek, San Jose, Los Angeles and San Diego, California. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. From time to time, the Company utilizes the services of employees of a related party and of independent contractors.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturity of these instruments.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable

Commissions receivable are uncollateralized commissions due to the Company from mutual fund, insurance and annuity companies.

Commissions receivable are due under normal trade terms requiring payment within 30-45 days from the settlement date. In the past, the Company has not experienced problems with collections and therefore, no interest is charged on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable (continued)

Payments of commissions receivable are allocated to the specific mutual fund, insurance and annuity companies.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

Furniture, Equipment and Vehicles

Company properties are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five years, the estimated useful lives of the assets.

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations. Advisory fees are payable quarterly in advance, with an adjusting payment at the end of the quarter.

If an error occurs when the Company initiates a trade on behalf of their client, the Company completes the trade and sells the investment shortly thereafter. Any gain or loss on the transaction is recognized on the statement of income.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from the use of the cash method of accounting for income tax purposes and tax operating loss carryforwards.

Concentration of Credit Risk

The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

The majority of the commission income came from one company. The number of companies who offer similar products largely mitigates the Company's resulting exposure to concentrations of credit risk with respect to this income.

Advertising

Advertising costs are expensed when incurred. Total printing and advertising costs during the year were $1,272.

7

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2004

2. **INVESTMENT ESCROW ACCOUNT**

This account consists of a $50,000 cash deposit with Fidelity Insurance.

3. **FURNITURE, EQUIPMENT AND VEHICLES**

Furniture, equipment and vehicles	$ 120,576
Less accumulated depreciation	(100,336)
	$ 20,240

4. **INCOME TAXES**

Deferred income taxes, net of allowance, reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income taxes as of June 30, 2004 are as follows:

Deferred income tax asset:	
Federal net operating loss carryforwards	$ 12,037
California net operating loss carryforwards	2,671
Less valuation allowance	(6,621)
Temporary differences	3,683
	$ 11,770

At June 30, 2004, the Company had the following federal net operating loss carryforwards available to reduce future taxable income.

Expiration		
2014	$	19,053
2016		19,586
2017		42,447
	$	81,086

At June 30, 2004, the Company had California net operating loss carryforwards of approximately $60,433, available to reduce future taxable income. Net operating loss carryforwards normally expire 5 years from the date the loss was incurred. California has suspended the use of net operating loss carryforwards for 2 years and under current tax law provisions, the net operating loss carryforwards will begin to expire in 2009.

4. **INCOME TAXES (CONTINUED)**

The benefit from income taxes is summarized as follows:

	Federal	State	Total
Currently payable	$ -	$ 800	$ 800
Deferred	(3,979)	-	(3,979)
	$ (3,979)	$ 800	$ (3,179)

5. **RELATED PARTY TRANSACTIONS**

The Company rents its facilities from the sole shareholder, and her husband, a related party, on a month-to-month basis. The total rent paid for the year was $46,619.

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2004, the Company had net capital and a net capital requirement of $51,496 and $5,000 respectively.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

<u>Independent Auditors' Report on Supplementary Information</u>
<u>Required by Rule 17a-5 of the Securities and Exchange Commission</u>

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying financial statements of Perry Investments, Inc. dba Take Charge Financial! as of and for the year ended June 30, 2004, and have issued our report thereon dated September 24, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Jose, California
September 24, 2004

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

SUPPLEMENTARY FINANCIAL INFORMATION
For The Year Ended June 30, 2004

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		95,909
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		95,909
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	42,413	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges	2,000	44,413
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		51,496
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		51,496

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,604
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	46,496
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	49,091

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition   24,049
17. Add:
    A. Drafts from immediate credit
    B. Market value of securities borrowed from which no equivalent value is paid or credited
    C. Other unrecorded amounts (List) proprietary capital charges
19. Total aggregate indebtedness   24,049
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)

OTHER RATIOS

21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)   0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of
    1. Minimum dollar net capital requirement or
    2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used

    Minimum net capital $ 5,000

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets. Non-allowable assets are as follows:

Other receivables	$ 7,903
Furniture, equipment and vehicles	20,240
Other assets	2,500
Deferred income taxes	11,770
	$ 42,413

(D) Other deductions and/or charges are as follows:

    Fidelity bond deductible in excess of 60% of minimum net capital $ 2,000

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
June 30, 2004

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

    The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 80,914	$ 91
Differences:		
Beginning stockholder's equity	(26,635)	
Net income	25,745	
Non-allowable assets	(26,528)	
Accounts payable	-	13,209
Income tax payable	-	2,400
Shareholder loan payable	-	8,349
Computation per Schedule I	$ 53,496 [1]	$ 24,049 [2]

[1] Difference arose from net audit adjustments relating to beginning stockholder's equity, accounts receivable, fixed asset additions, other assets, deferred income tax expense and depreciation expense.

[2] Difference arose from audit adjustments relating to accounts payable, income taxes payable and shareholder loan payable.

OATH OR AFFIRMATION

I, _____JOAN PERRY, PRESIDENT_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____TAKE CHARGE FINANCIAL!_____ , as

of ___SEPTEMBER 24_____ , 20__04__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__Correction of the computation of Net Capital and the computation of__

__Basic Net Capital per attached letter from NASD, made on November 8,__

__2004_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Perry Investments, Inc.
Dba Take Charge Financial!
San Jose, California

In planning and performing our audit of the financial statements and supplementary schedules of **Perry Investments, Inc. dba Take Charge Financial!** (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Internal Control
Page Two

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Jose, California
September 24, 2004